UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMIANNUAL PERIOD ENDED: June 30, 2023

Invest Inc.
(Exact name of issuer as specified in its charter)

Wyoming

(State of other jurisdiction of incorporation or organization)

11500 W Olympic Blvd., Suite 562

Los Angeles, California 90064

(801) 503-6130

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

7374	85-3368306
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semiannual Report on Form 1-SA of Invest Inc., a Wyoming corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Invest Inc. Offering Statement, to which the Offering Circular forms a part, as filed pursuant to Regulation A (the “Offering Circular”) dated May 15, 2023, as supplemented, under the caption “Risk Factors” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of the Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular.

General

Invest Inc. (“we,” “us,” “our,” or the “Company”) was incorporated in the State of Wyoming on October 7, 2020 and is headquartered in Cheyenne, Wyoming. We are in the business of providing retail investors with institutional-level financial information, and also providing to public issuers a media buying and advertising platform to reach their target audiences.

Operating Results

Results of Operations for the Three Months Ended June 30, 2023 Compared to the Three Months Ended June 30, 2022

Revenue

We did not have any revenue for the three months ended June 30, 2023 and 2022.

Operating Expenses

Our selling, general, and administrative expenses increased $557,372 to $940,162 for the three months ended June 30, 2023 compared to $382,790 for the three months ended June 30, 2022. The increase in selling, general, and administrative expenses was from increased development costs of our software platform and mobile app.

Loss from Operations

Loss from operations increased $557,372 to $940,162 for the three months ended June 30, 2023 compared to $382,790 for the three months ended June 30, 2022. The increase in operating loss was due to increased development costs of our software platform and mobile app.

Interest Expense

There was no interest expense for the three months ended June 30, 2023, compared to $3,453 for the three months ended June 30, 2022. The outstanding debt was converted to equity at the end of 2022.

Net Loss

Net Loss increased $386,771 to $773,014 during the three months ended June 30, 2023, compared to $386,243 for the three months ended June 30, 2022. The increase in operating loss was due to increased operating expenses from increased development costs of our software platform and mobile app.

Results of Operations for the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue

We did not have any revenue for the six months ended June 30, 2023 and 2022.

Operating Expenses

Our selling, general, and administrative expenses increased $1,121,995 to $1,804,918 for the six months ended June 30, 2023 compared to $682,923 for the six months ended June 30, 2022. The increase in selling, general, and administrative expenses was from increased development costs of our software platform and mobile app.

Loss from Operations

Loss from operations increased $1,121,995 to $1,804,918 for the six months ended June 30, 2023 compared to $682,923 for the six months ended June 30, 2022. The increase in operating loss was due to increased operating expenses from increased development costs of our software platform and mobile app.

Interest Expense

There was no interest expense for the six months ended June 30, 2023, compared to $18,993 for the six months ended June 30, 2022. The outstanding debt was converted to equity at the end of 2022.

Net Loss

Net Loss increased $929,400 to $1,631,316 during the six months ended June 30, 2023, compared to $701,916 for the six months ended June 30, 2022. The increase in operating loss was due to increased operating expenses from increased development costs of our software platform and mobile app.

Liquidity and Capital Resources

Our financial statements were prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Adverse conditions could cast doubt upon the validity of this assumption. At June 30, 2023, we had a net working capital deficit in the amount of $259,969 and incurred losses since inception resulting in an accumulated deficit of $3,979,186. These conditions raise substantial doubt about our ability to continue as a going concern. In order to meet our corporate and administrative expenses for the coming year, we will be required to raise funds through additional financing. Although we have been successful in raising funds, there is no certainty that we will be successful in the future.

Sources of Operating Revenues and Cash Flows

Refer to our Statements of Cash Flows in our financial statements and Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Cash Flows from Operating Activities

For the six months ended June 30, 2023 and 2022, net cash used in operating activities was $1,015,671 and $256,965, respectively. Our resources have been focused on development of our software platform and mobile app.

Cash Flows from Financing Activities

For the six months ended June 30, 2023 and 2022, net cash provided by financing activities was $0 and $238,283, respectively. For the six months ended June 30, 2022, there were sales of our Series A Preferred Stock which did not re-occur in 2023.

Outlook and Recent Trends

Retail-centric investment platforms with a news and information feed powered by AI are becoming increasingly popular as a way for individuals to invest in the stock market. These platforms use machine-learning algorithms to analyze market data and news articles to provide users with personalized investment recommendations.

We intend to use natural language processing (NLP) to analyze news articles and social media posts for sentiment and relevance to specific companies or industries. This allows the platform to identify potential trends and opportunities before they become mainstream news.

Also, the use of predictive analytics to forecast market movements and identify potential risks. This can help users make more informed investment decisions and potentially improve their returns.

Additionally, these platforms often incorporate robo-advisory features, which use algorithms to automatically manage and rebalance a user's portfolio. This can be particularly useful for novice investors who may not have the knowledge or experience to make investment decisions on their own.

We believe developing our platform to take advantage of these trends may allow us attract strategic partners and users to begin to generate revenue and potentially operating cash flow over the next several years.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2023 and June 30, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 7 in the accompanying financial statements.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Three and Six Months Ended June 30, 2023 and 2022

INVEST INC.

BALANCE SHEET

(Unaudited)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash	$9,348	$1,025,019
Prepaid expenses	379,004	507,922
Total current assets	388,352	1,532,941

Total Assets	388,352	1,532,941

LIABILITIES AND (DEFICIENCY IN) STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	591,557	213,537
Customer Deposits	8,764	8,764
Settlement on accounts payable	48,000	-
Total current liabilities	648,321	222,301

Total Liabilities	648,321	222,301

Commitments and contingencies	-	-

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value, 25,000,000 shares authorized, 2,885,000 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	2,885	2,885
Common stock, $0.001 par value, 60,000,000 shares authorized, 14,782,450 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	14,782	14,782
Additional paid-in capital	3,701,550	3,640,843
Accumulated deficit	(3,979,186)	(2,347,870)
Total stockholders’ equity (deficit)	(259,969)	1,310,640

Total liabilities and stockholders’ equity (deficit)	$388,352	$1,532,941

The accompanying notes form an integral part of these financial statements.

INVEST INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the	For the	For the	For the
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022

Revenue	$-	$-	$-	$-

Operating expenses:
Selling, general and administrative	940,162	382,790	1,804,918	682,923

Total operating expenses	940,162	382,790	1,804,918	682,923

Net operating (loss) income	(940,162)	(382,790)	(1,804,918)	(682,923)

Other income (expense):
Gain on settlement of accounts payable	166,382	-	166,382	-
Dividends received	766	-	7,220	-
Interest expense	-	(3,453)	-	(18,993)
Total other income (expense)	167,148	(3,453)	173,602	(18,993)

(Loss) income before provision for income taxes	(773,014)	(386,243)	(1,631,316)	(701,916)

Provision for income taxes	-	-	-	-

Net (loss) income	$(773,014)	$(386,243)	$(1,631,316)	$(701,916)

Net (loss) income per share – basic and diluted	$(0.05)	$(0.04)	$(0.11)	$(0.08)

Weighted average shares outstanding – basic and diluted	14,782,450	10,000,000	14,782,450	9,227,293

The accompanying notes form an integral part of these financial statements.

INVEST INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

					Additional
	Series A Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2021	-	-	10,000	100	15,332	(720,014)	(704,582)

Imputed interest on related party note	-	-	-	-	18,993	-	18,993
Change in par value of common stock	-	-	-	(90)	90	-	-
Shares issued to founders for services	-	-	9,990,000	9,990	-	-	9,990
Series A Preferred Stock sold for cash and conversion of debt	4,350,000	4,350	-	-	865,650	-	870,000
Vesting of stock options issued to employees	-	-	-	-	25,522	-	25,522
Net loss for the six months ended June 30, 2022 (unaudited)	-	-	-	-	-	(701,916)	(701,916)
Balance, June 30, 2022	4,350,000	4,350	10,000,000	10,000	925,587	(1,421,930)	(481,993)

Balance, December 31, 2022	2,885,000	2,885	14,782,450	14,782	3,640,843	(2,347,870)	1,310,640

Vesting of stock options	-	-	-	-	60,707	-	60,707
Net loss for the six months ended June 30, 2023 (unaudited)	-	-	-	-	-	(1,631,316)	(1,631,316)
Balance, June 30, 2023	2,885,000	2,885	14,782,450	14,782	3,701,550	(3,979,186)	(259,969)

The accompanying notes form an integral part of these financial statements.

INVEST INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	For the	For the
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,631,316)	$(701,916)
Adjustment to reconcile net (loss) income to net cash used in operating activities
Stock based compensation	60,707	35,512
Gain on settlement of accounts payable	166,382	-
Imputed interest on related party loan	-	18,993
Changes in assets and liabilities:
Prepaid expenses	128,918	(318)
Accounts payable	211,638	145,114
Other liabilities	48,000	-
Customer deposits	-	245,650
Net cash used in operating activities	(1,015,671)	(256,965)

FINANCING ACTIVITIES
Proceeds from sale of Series A Preferred Stock, net of costs	-	238,283
Net cash provided by (used in) financing activities	-	238,283

Net increase in cash and cash equivalents	(1,015,671)	(18,682)

Cash and cash equivalents at beginning of period	1,025,019	175,793

Cash and cash equivalents at end of period	9,348	157,111

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	-	-
Income taxes paid	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Change in par value of common stock	$-	$90
Conversion of note payable and accrued interest to Series A Preferred Stock	$-	$630,217

The accompanying notes form an integral part of these financial statements.

INVEST INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

UNAUDITED

1. Business Organization and Nature of Operations

Background and Corporate Structure

Invest Inc. (“Invest,” or the “Company”) was incorporated in the State of Wyoming on October 7, 2020 and is headquartered in Cheyenne, Wyoming. The Company is in the business of providing retail investors with institutional-level financial information, and also providing to public issuers a media buying and advertising platform to reach their target audiences.

Going Concern

While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business, adverse conditions could cast doubt upon the validity of this assumption. At June 30, 2023 the Company had a net working capital deficit in the amount of $259,969, and has incurred losses since inception resulting in an accumulated deficit of $3,979,186. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. In order to meet its corporate and administrative expenses for the coming year, the Company will be required to raise funds through additional financing. Although the Company has been successful in raising funds, there is no certainty that the Company will be successful in the future.

If the going concern assumption was not appropriate for these financial statements, then adjustments might be necessary to the carrying values of assets and liabilities, the reported loss and the balance sheet classifications used. These adjustments could be material. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in US dollars. The Company has adopted a fiscal year end of December 31st.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes demand deposits, saving accounts and money market accounts. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash and cash equivalents. The Company had cash and cash equivalents of $9,348 and $1,025,019 as of June 30, 2023 and December 31, 2022, respectively.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable considering a combination of factors. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations to it, the Company records a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on past write-off experience and the length of time the receivables are past due. The Company had $0 in bad debt expense during the three months ended June 30, 2023 and 2022.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts and other accounts, the balances of which at times may be uninsured or exceed federally insured limits. From time to time, some of the Company’s funds are also held by escrow agents; these funds may not be federally insured. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts.

Advertising and Marketing Costs

All costs associated with advertising and promoting products are expensed as incurred. Total recognized advertising and marketing expenses were $9,648 and $500 for the three months ended June 30, 2023 and 2022, respectively.

Fair Value of Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) No. 825 - Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying amounts of the Company’s cash and cash equivalents, notes receivable, convertible notes payable, accounts payable and accrued expenses, none of which is held for trading, approximate their estimated fair values due to the short-term maturities of those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3 - Significant unobservable inputs that cannot be corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

Net Loss per Common Share

The Company computes net loss per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”). Basic net income (loss) per common share is computed by dividing net loss by the weighted average number of shares of common stock. Diluted net loss per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. There is no effect on diluted loss per share because any such issuances would be anti-dilutive.

Revenue Recognition

We recognize revenue on arrangements in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of ASC 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services ASC 606 requires companies to assess their contracts to determine the timing and amount of revenue to recognize under the new revenue standard. The model has a five-step approach:

1.	Identify the contract with the customer.

2.	Identify the performance obligations in the contract.

3.	Determine the total transaction price.

4.	Allocate the total transaction price to each performance obligation in the contract.

5.	Recognize as revenue when (or as) each performance obligation is satisfied.

The Company provides a media buying and implementation service on behalf of its clients, and is compensated at a fixed percentage of the amount of media purchased. Pursuant to the guidance in ASC 606, the Company is considered an agent in these transactions. Revenue is recorded at the time the media purchase occurs. Amounts received from clients are carried as current liabilities on the Company’s balance sheet until the media purchase occurs. Customer deposits in the amount of $8,764 were recorded on the Company’s balance sheet at June 30, 2023 and December 31, 2022.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all other costs which support the Company’s operations but are not included as a cost of sales. These primarily consist of payroll, facility costs such as rent and utilities, selling expenses such as commissions and advertising, amortization of intangible assets, depreciation, and other administrative costs including professional fees and costs associated with non-cash stock compensation. Advertising costs are expensed as incurred.

Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board (“FASB”) ASC 842, “Leases.” The Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets (“ROU assets”) and short-term and long-term lease liabilities are included on the face of the balance sheet. Finance lease ROU assets are presented within other assets, and finance lease liabilities are presented within current and long-term liabilities.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. For lease agreements with terms less than 12 months, the Company has elected the short-term lease measurement and recognition exemption, and it recognizes such lease payments on a straight-line basis over the lease term. The Company has no long term leases in effect at June 30, 2023.

Stock Based Compensation

We recognize the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation cost for stock options are estimated at the grant date based on each option’s fair-value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. Share-based compensation arrangements may include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Equity instruments issued to those other than employees are recognized pursuant to FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU relates to the accounting for non-employee share-based payments. The amendment in this update expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to: (1) financing to the issuer; or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts from Customers. The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the goods or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims brought to such legal counsel’s attention as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recently Issued Accounting Pronouncements

In September 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The adoption of this standard did not have a material impact on the Company’s financial statements.

Management does not believe that any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Accounting Standards Issued, Not Adopted

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

3. Fair Value Measurements

The following tables present information about the Company’s financial instruments measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

June 30, 2023	Level 1	Level 2	Level 3	Total

	$-	$-	$-	$-

December 31, 2022	Level 1	Level 2	Level 3	Total

	$-	$-	$-	$-

During the three months ended June 30, 2023 and 2022, there were no transfers between Level 1, Level 2, and Level 3.

4. Prepaid Expenses

Prepaid expenses consisted of the following at June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Software installation and maintenance	$138,211	$103,396
Consulting	41,666	91,666
Advertising	175,000	250,000
Data services	20,833	45,833
Other	3,294	17,027
Total	$379,004	$507,922

5. Accounts Payable and Accrued Liabilities

Accrued liabilities consist of the following:

	June 30,	December 31,
	2023	2022
Trade accounts payable	$573,407	$176,686
Accrued compensation	18,150	36,851
Total	$591,557	$213,537

6. Settlement Payable and Gain on Settlement of Accounts Payable

During the three months ended June 30, 2023, the Company entered into a settlement agreement with a vendor regarding an outstanding balance in the amount of $216,382. Pursuant to the settlement agreement, the Company agreed to pay the vendor the amount $50,000 in full satisfaction of the outstanding balance, payable as follows: an initial payment of $2,000 following by six monthly payments of $8,000 each beginning on August 15, 2023. This resulted in a gain on settlement of accounts payable in the amount of $166,382. During the three months ended June 30, 2023, the Company made the initial payment of $2,000; the balance due of $48,000 is recorded as settlement payable on the Company’s balance sheet at June 30, 2023.

7. Stockholders’ Equity

Preferred Stock

The Company has authorized 25,000,000 shares of preferred stock, 5,000,000 designated as Series A.

The Company has issued and outstanding 2,885,000 shares of Series A Preferred Stock at June 30, 2023 and December 31, 2022, respectively. The Series A Preferred Stock has a par value of $0.001, and is convertible into common stock at any time at a price determined by dividing $0.20 by the Series A conversion price, which is initially $0.20 per share. The Series A conversion price is subject to adjustment should the Company issue shares of common stock or at a price less than $0.20 per share. The Series A Preferred Stock contains percentage protection, such that should the Company issue or sell additional stock, the conversion price of the Series A Preferred Stock shall be adjusted so that the percentage ownership of the Company represented by the shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall not be reduced as a result of such issuance or sale.

Series A Preferred Stock transactions during the six months ended June 30, 2023

None.

Series A Preferred Stock transactions during the six months ended June 30, 2022

During the six months ended June 30, 2022, the Company received cash in the amount of $238,283 and converted principal and interest in the amounts of $630,217 and $1,500, respectively, under notes payable to a related party in connection with the issuance of 4,350,000 shares of Series A Preferred Stock. See Note 9.

Common Stock

The Company has authorized 60,000,000 shares of common stock, $0.001 par value at June 30, 2023 and December 31, 2022. The Company had 14,782,450 shares of common stock issued and outstanding at June 30, 2023 and December 31 2022.

Common stock transactions during the six months ended June 30, 2023

None.

Common stock transactions during the six months ended June 30, 2022

On January 14, 2022, the Company changed the par value of its common stock from $0.01 per share to $0.001 per share. In connection with this change, the Company charged the amount of $90 to additional paid-in capital.

On January 14, 2022, the Company increased the number of shares of common stock authorized from 10,000 to 60,000,000. At the same time, the Company authorized the issuance of an additional 4,995,000 founders shares of common stock to Jack Turner, its Chief Executive Officer, and an additional 4,995,000 founders shares of common stock to Garrett Eamer, its Chief Operating Officer, for a total of 9,990,000 shares. These shares were in addition to the 5,000 shares of founders stock initially provided to each of Mr. Turner and Mr. Eamer and were issued in order to reflect the increase in the number of shares of common stock authorized. The 9,990,000 shares issued in the aggregate to Mr. Turner and Mr. Eamer were valued at their par value of $0.001 per share, and the amount of $9,990 was charged to stock-based compensation during the period.

Stock Options

On April 7, 2022, the Company’s shareholders adopted a stock option plan (the “2022 Stock Option Plan”) with 10,000,000 shares of common stock available to be granted under the plan for its employees, directors, and consultants.

The following table summarizes the options outstanding at June 30, 2023 and the related prices for the options to purchase shares of the Company’s common stock issued by the Company:

			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Range of	Number of	Remaining	price of	Number of	price of
exercise	options	contractual	outstanding	options	exercisable
prices	outstanding	life (years)	options	exercisable	options
$0.20	1,050,000	8.78	$0.20	937,500	$0.20
$1.00	283,500	9.03	$1.00	250,167	$1.00
	1,333,500	8.83	$0.37	1,087,667	$0.37

Transactions involving stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2022	1,333,500	$0.31

Granted	-	$-
Exercised	-	$-
Cancelled / Expired	-	$-

Options outstanding at June 30, 2023 (unaudited)	1,333,500	$0.37
Options exercisable at June 30, 2023 (unaudited)	1,187,667	$0.37

During the six months ended June 30, 2023 and 2022, the Company charged the amount of $60,707 and $25,522, respectively, to operations in connection with the vesting of stock options.

8. Dividends Received

During the three and six months ended June 30, 2023, the Company received cash dividends in the amount of $766 and $7,220, respectively, in connection with its cash balance maintained at Brex Treasury LLC. There were no comparable transactions in the prior period.

9. Related Party Transactions

During the six months ended June 30, 2022, the Company issued a total of 4,995,000 shares of common stock to its Chief Executive Officer and 4,995,000 shares of common stock to its Chief Operating Officer in order to reflect the increase in the number of common shares authorized. See Note 7.

During the six months ended June 30, 2022, the Company charged imputed interest in the amount $18,993 on the SLS Notes to paid-in capital; in addition, the Company converted principal and interest due under SLS Notes in the amount of $630,217 and $1,500, respectively, to 3,500,000 shares of the Company’s Series A Preferred Stock. See Note 7.

10. Commitments and Contingencies

Licensing Agreement

On November 26, 2022, the Company entered into a software services and licensing agreement with Devexperts LLC (“Devexperts”) whereby Devexperts will provide to the Company computer programs and services related to the development of computer software programs, as well as maintenance and support services for such programs. The agreement shall be in effect for two years, after which it will automatically renew for twelve months, unless either party chooses to terminate. In accordance with the agreement, the Company is obligated to pay a minimum monthly license fee of $15,000 and monthly support service fee of $10,000. Additionally, the Company paid a $70,000 set-up fee, which was recorded as software expenses, and a $100,000 option fee, which provides for the option to use, copy, and modify computer programs and services provided by Devexperts. This fee is recorded as prepaid computer software and is amortized over the term of the agreement (24 months).

11. Subsequent Events

The Company has evaluated events occurring subsequent to June 30, 2023 through the date these financial statements were issued and noted no items requiring disclosure.

ITEM 3. Exhibits

Index to Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Wyoming Secretary of State on October 7, 2020
2.2	*	Articles of Amendment of the Registrant filed with the Wyoming Secretary of State on January 27, 2022
2.3	*	Bylaws of the Registrant, dated October 7, 2020
3.1	*	2022 Incentive and Non-Statutory Stock Option Plan to Employees, Directors, and Consultants of the Registrant dated April 7, 2022
6.1	*	Offer of Employment to Jacob Fernane from the Registrant dated July 5, 2022
6.2	*	Executive Employment Agreement between the Registrant and Marc McNeill dated November 1, 2022
6.3	*	Executive Employment Agreement between the Registrant and Jeff Pesner dated November 1, 2022
6.4	*	Independent Contractor Agreement between the Registrant and Cota Consulting LLC dated December 1, 2022
6.5	*	Commercial Sublease Agreement dated November 1, 2022
6.6	*	Software Services and License Agreement with Devexperts LLC

* Filed as an exhibit to the Company’s Form 1-A/A dated May 15, 2023 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invest Inc.

Date: October 11, 2023	By:	/s/ Jaspreet Mathur
Jaspreet Mathur
Chief Executive Officer and Chief Marketing Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: October 11, 2023	By:	/s/ Jaspreet Mathur
Jaspreet Mathur
Chief Executive Officer (Principal Executive Officer)

Date: October 11, 2023	By:	/s/ John Small
John Small
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)